May 18, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Charlie
Guidry Mara Ransom

Re:	Flywire Corporation
Registration Statement on Form S-1
Filed May 3, 2021
File No. 333-255706

Dear Mr. Guidry and Ms. Ransom:

Flywire Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated May 12, 2021 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 28, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Securities and Exchange Commission

May 18, 2021

Registration Statement on Form S-1

Description of Capital Stock

Common Stock and Non-voting Common Stock, page 166

1.

In this section, you indicate that your non-voting common stock is convertible into common stock either at the election of the holder or automatically upon certain transfers, with any conversion bounded by a 4.99% ownership ceiling. These provisions do not appear to be contained in your Amended and Restated Certificate of Incorporation. Please disclose the location of these conversion provisions.

In response to the Staff’s comment, the Company has revised the disclosure regarding the conversion of its non-voting common stock into common stock to clarify that such conversion is not elective and is not bound by a 4.99% ownership ceiling. Pursuant to the Company’s Amended and Restated Certificate of Incorporation that will be effective following the proposed offering filed as Exhibit 3.2, other than automatic conversion into common stock in the event of a Widely Dispersed Offering (as defined therein), shares of non-voting common stock will not be convertible into any other security of the Company.

2.

We note that the beneficial ownership table on page 164 does not appear to take into account the referenced 4.99% ownership ceiling. In order to provide investors with a better understanding of the potential dilutive effect of conversion, when discussing your non-voting common stock on page 166, please disclose how the ownership ceiling will operate given the current ownership status and please discuss the dilution associated with a full conversion.

As noted in response to Comment 1, the conversion of the Company’s non-voting common stock is not bound by a 4.99% ownership ceiling. In response to the Staff’s comment, the Company respectfully advises the Staff that the beneficial ownership table in the Amendment has been revised to list certain shares of non-voting common stock that were previously inadvertently listed as common stock.

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Securities and Exchange Commission

May 18, 2021

Please do not hesitate to contact me at (617) 648-9127 if you have any questions or would like additional information regarding this matter.

Very truly yours,

By:	/s/ David Gammell

cc:	Peter Butterfield
Jeffrey Vetter
Keith Scherer
John J. Egan III